As Filed with the Securities and Exchange Commission on November 16, 2005.
                                                     Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                               SEKISUI HOUSE, LTD.

   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784

  (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             | | on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box. | |

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                               Proposed          Proposed
                                                                                maximum           maximum           Amount of
                 Title of each class of                      Amount          Aggregate price     aggregate        registration
              Securities to be registered               to be registered       per unit  (1)   offering price (1)      fee
---------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American          150,000,000             $.05            $7,500,000          $882.75
Depositary Receipts, each American Depositary Share         American
evidencing one common stock of Sekisui House, Ltd.         Depositary
                                                             Shares
=================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 333-13204) previously filed by the registrant.

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
(1)   Name and address of Depositary                     Introductory Paragraph

(2)   Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
      identity of deposited securities
      Terms of Deposit:

      (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
               represented by one unit of American       corner
               Depositary Shares

      (ii)     The procedure for voting, if any, the     Paragraphs (13), (16) and (17)
               deposited securities

      (iii)    The collection and distribution of        Paragraphs (12), (13), (14) and (16)
               dividends

      (iv)     The transmission of notices, reports      Paragraphs (11), (13) (16) and (17)
               and proxy soliciting material

      (v)      The sale or exercise of rights            Paragraphs (13) and (15)

      (vi)     The deposit or sale of securities         Paragraphs (12), (13) and (18)
               resulting  from  dividends, splits or
               plans of reorganization

      (vii)    Amendment, extension or termination       Paragraphs (13), (21) and (22)
               of the Deposit Agreement

      (viii)   Rights of holders of receipts to          Paragraphs (11) and (13)
               inspect the transfer books of the
               Depositary and the list of holders of
               receipts

      (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6), (8), (13) and (23)
               or withdraw the underlying securities

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
      (x)      Limitation upon the liability of the
               Depositary                                Paragraphs (13), (15) and (19)

(3)   Fees and Charges                                   Paragraph (7)

Item 2. Available Information

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
2(a)  Statement that Sekisui House, Ltd. furnishes       Paragraph (11)
      the Commission with certain public reports and
      documents required by foreign law or otherwise
      under Rule 12g3-2(b) under the Securities
      Exchange Act of 1934 and that such reports and
      documents can be inspected by holders of
      American Depositary Receipts and copied at
      public reference facilities maintained by the
      Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of March 20, 2001, among Sekisui House, Ltd. (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

----------
* Incorporated by reference to Form F-6 Registration Statement No. 333-13204 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of March 20, 2001, among Sekisui House, Ltd., The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 16, 2005.

                                                   By:THE BANK OF NEW YORK,
                                                   as Depositary

                                                   By: \s\ U. Marianne Erlandsen
                                                       -------------------------
                                                   Name:  U. Marianne Erlandsen
                                                   Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Sekisui House, Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Japan on November 16, 2005.

                                            SEKISUI HOUSE, LTD.

                                            By: \s\ Isami Wada
                                                ------------------------------
                                                Name:  Isami Wada
                                                Title: President and
                                                       Representative Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on November 16, 2005.

Name                                  Title
----                                  -----

\s\  Isami Wada                       President and Representative Director
---------------------------           (Principal Executive Officer)
Isami Wada

\s\ Hideyuki Tonomura                 Executive Vice President & Director
---------------------------
Hideyuki Tonomura

                                      Executive Vice President & Director
Shichiro Iwane
---------------------------

\s\ Hiroshi Itawaki                   Executive Vice President & Director
---------------------------
Hiroshi Itawaki

\s\ Akira Morimoto                    Director
---------------------------
Akira Morimoto

\s\ Tadashi Iwasaki                   Director
---------------------------
Tadashi Iwasaki

\s\ Sumio Wada                        Director
---------------------------
Sumio Wada

Name                                  Title
----                                  -----

                                      Director
---------------------------
Yasuaki Yamamoto

                                      Director
---------------------------
Saburo Matsuyoshi

                                      Director
---------------------------
Kunitada Suzuki

                                      Director
---------------------------
Yuzo Matsumoto

\s\ Kazuo Yoshimitsu                  Director
---------------------------
Kazuo Yoshimitsu

\s\ Shiro Inagaki                     Director
---------------------------           (Principal Financial & Accounting Officer)
Shiro Inagaki

Name                                  Title
----                                  -----

\s\ Marianne Erlandsen                Authorized Representative in the
---------------------------           United States
The Bank of New York
By: Marianne Erlandsen
    Vice President

                                INDEX TO EXHIBITS

Exhibit
 Number
-------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to (4) the legality of the securities being registered.

(5)         Certification under Rule 466.